SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR APRIL 2006


Ryanair, Europe's No. 1 low fares airline, today (Monday, 8th May 2006) released its customer service statistics for April 2006. Ryanair is committed to publishing customer service statistics each month which again this month confirm that Ryanair is No. 1 for Customer Service.

   - 86% of all Ryanair's 21,000 plus flights arrived on time.

   - Ryanair is the No. 1 on-time airline in Europe over the period, beating Easyjet every week in 2003, 2004, 2005 and so far in 2006 as well.

   - Complaints of less than 1 (0.31) complaint per 1000 passengers.

   - Mislaid baggage of less than 1 (0.35) mislaid bag per 1000 passengers.


CUSTOMER SERVICE STATISTICS APRIL         2005       2006

On-time flights                           94%         86*%
Complaints per 1 000 pax                  0.39        0.31
Baggage complaints per 1 000 pax          0.59        0.35
Complaints answered with 7 days           99%        99.7%

*Lower than last year's comparable due to French ATC strike and Dublin Airport construction work during the month of April.



Ends.                          Monday, 8th May 2006

For further information:

Peter Sherrard - Ryanair       Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 May 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director